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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                      Business Translation Services, Inc.
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                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
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                        (Title of Class of Securities)

                                  12329W-10-8
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                                (CUSIP Number)

                                Eric O. Madson
                    Robins, Kaplan, Miller & Ciresi L.L.P.
                        800 LaSalle Avenue, Suite 2800
                             Minneapolis, MN 55402
                                 612-349-8500
           (Name, Address and Telephone Number of Person Authorized
                    to receive Notices and Communications)

                               November 12, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 12329W-10-8
         -----------------

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      NAME OF REPORTING PERSON/
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      VirtualFund.com, Inc. (41-1612861)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      WC
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e):                                                 [_]
 5
      N/A
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,827,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,827,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,827,000 shares
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
      N/A
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.6%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
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ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 1 (the "Amendment") is filed with respect to the Common Stock, $0.001 par value (the "Common Stock"), of Business Translation Services, Inc., a Nevada corporation (the "Issuer"), and amends the original Schedule 13D filed by VirtualFund.com, Inc. filed on November 15, 2001.

ITEM 2.  IDENTITY AND BACKGROUND

     No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended as follows:

     On November 12, 2001, the Reporting Person made a $300,000 loan to the Issuer and in consideration for such loan acquired beneficial ownership of 2,075,000 additional shares of the Issuer's Common Stock as described herein. The loan was funded from the working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended as follows:

     The Reporting Person is holding the Shares for investment purposes. As contemplated in the Reporting Person's original Schedule 13D, and pursuant to an Agreement and Plan of Merger dated November 12, 2001, by and among the Issuer, DCI Telecommunications, Inc., a Colorado corporation ("DCI"), and Muller Media Inc., a New York corporation and a subsidiary of DCI, ("Muller Media") Muller Media was merged with and into the Issuer. Immediately prior to and in connection with this merger, the Issuer issued 10,000,000 shares of Common Stock to DCI pursuant to a separate Share Purchase Agreement. Further in connection with the merger, the representatives of the Reporting Person serving as directors of the Issuer resigned (John Cavanaugh and Kelly Johnson) and the Issuer's board of directors has been expanded to consist of three directors, all of whom are representatives of DCI.

     On November 12, 2001, the Reporting Person made a $300,000 loan to the Issuer, evidenced by a promissory note which matures on October 31, 2002 and is payable in three installments (the "Note"). The Note is convertible into the Issuer's Common Stock under certain circumstances at an initial conversion price of $0.50 per share. If the Issuer defaults on the Note, the Issuer must issue the Reporting Person an additional 2,000,000 shares of Common Stock and the conversion price per share will be reduced by 50%. In connection with the Note, the Issuer issued the Reporting Person an additional 275,000 shares of Common Stock and a five-year warrant to purchase 1,200,000 shares of Common Stock at an exercise price of $0.125 per share.

     As a result of these transactions, the Reporting Person's beneficial ownership of the Issuer's Common Stock was reduced from 79.6% to 25.6%. The Reporting Person does not have any plans respecting extraordinary corporate transactions affecting the Issuer, the sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the delisting of the issuer's securities or similar actions.

                                       3
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     (a) The Reporting Person beneficially owns 3,827,000 shares of Common Stock of the Issuer, constituting approximately 25.6% of the outstanding Common Stock of the Issuer, based on 13,175,750 shares outstanding after completion of the transactions described in Item 4. The shares beneficially owned by the Reporting Person include (i) 2,027,000 shares that are currently outstanding,
(ii) 600,000 shares that could be acquired by the Reporting Person upon conversion of a promissory note, and (iii) 1,200,000 shares that could be acquired by the Reporting Person upon exercise of common stock purchase warrants. None of the individuals required to be named in Item 2 own any shares of the Common Stock of Business Translation Services, Inc.

     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c) On November 12, 2001, the Reporting Person acquired beneficial ownership of 2,075,000 additional shares of the Issuer's common stock in a privately negotiated transaction as follows: The Reporting Person made a $300,000 loan to the Issuer pursuant to a Convertible Promissory Note. At the initial conversion price of $0.50 per share, the Note is convertible into 600,000 shares of Common Stock. In connection with this loan, the Reporting Person received an additional 275,000 shares of Common Stock and a warrant to purchase 1,200,000 shares of Common Stock at a price per share of $0.125. There were no other transactions in the class of securities reported on that were effected in the past sixty days by any person required to be named in Item 2 that have not been previously reported.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     (a) Convertible Promissory Note for $300,000, dated November 12, 2001, by Business Translation Services, Inc. in favor of VirtualFund.com, Inc.

     (b)  Warrant to Purchase Common Stock of Business Translation Services,
          Inc.

     (c) Registration Rights Agreement, dated November 12, 2001, by and between Business Translation Services, Inc., VirtualFund.com, Inc. and Equity Securities Investments, Inc.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 27, 2001

VirtualFund.com, Inc.

By: /s/ TIMOTHY R. DUOOS
    --------------------
    Timothy R. Duoos
    Chairman

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